Filed Pursuant to Rule 433
Registration No. 333-122925

OFFERING SUMMARY

(Related to the Prospectus Supplement,

Subject to Completion, Dated December 15, 2005)

Index LASERSSM

Index LeAding StockmarkEt

Return Securities

CITIGROUP FUNDING INC.

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Based Upon the

S&P 500® Index

Due:             , 2010

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-248-3580.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

December 15, 2005

citigroup [LOGO]

Index LeAding StockmarkEt Return Securities (Index LASERSSM) Based Upon the S&P 500® Index due             , 2010

This offering summary represents a summary of the terms and conditions of the Index LASERS. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

OVERVIEW OF THE INDEX LASERS

Index LeAding StockmarkEt Return Securities, or Index LASERSSM are index-linked investments that offer a potential maturity payment based on enhanced upside participation, as well as limited protection against the decline in the level of the underlying index on which the Index LASERS are based. The Index LASERS do not pay periodic interest or any other payments prior to maturity.

The Index LASERS are not principal protected. In return for receiving potentially enhanced upside participation and limited protection against a decline in the value of the Underlying Index, you give up any dividends or other distributions, if any, made on the stocks comprising the underlying index. In addition, the value of the maturity payment you receive may be less than the amount of your initial investment in the Index LASERS and, under certain circumstances, could be zero. The Index LASERS may be an attractive investment for an investor seeking a potential maturity payment linked to the underlying index who is also willing to accept risk to the principal invested and does not require current income. This type of investor may include, but is not limited to the following:

• Investors looking for enhanced upside exposure to the underlying index	• Growth oriented investors

• Investors willing to accept downside exposure to the underlying index, with limited protection	• Current or prospective holders of exchange traded funds and index funds

The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Funding, the payments on which are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the Index LASERS at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Index LASERS at maturity is not guaranteed.

HOW THE INDEX LASERS BASED UPON THE S&P 500® INDEX WORK

Index LASERS Based Upon the S&P 500® Index are equity-linked securities issued by Citigroup Funding that have a maturity of approximately four years. The Index LASERS are not principal protected and do not pay periodic interest. Payments due under the Index LASERS are fully and unconditionally guaranteed by Citigroup. Index LASERS pay a maturity payment that is based on the change in the value of the S&P 500 Index during the term of the Index LASERS. We refer to this change in the value of the S&P 500 Index, expressed as a percentage, as the “index return.” The maturity payment may be greater than, equal to or less than your initial investment of $10 per Index LASERS. If the ending value of the S&P 500 Index is greater than its starting value, the maturity payment per Index LASERS will equal (1) $10 plus (2) the product of (a) $10, (b) the index return (which will be positive) and (c) an upside participation rate. The upside participation rate will be determined on the date on which the Index LASERS are priced for initial sale to the public (the “Pricing Date”). If the ending value of the S&P 500 Index is less than its starting value and the value of the S&P 500 Index decreased by an amount equal to or greater than a predetermined percentage (to be determined on the Pricing Date) at any time during the term of the Index LASERS (whether intra-day or at the close of trading on any day), the maturity payment per Index LASERS will equal (1) $10 plus (2) the product of (a) $10 and (b) the index return (which will be negative). In this case, the maturity payment will be less than your initial investment in the Index LASERS and could be zero. If the ending value of the S&P 500 Index is less than its starting value but the value of the S&P 500 Index did not decrease by an amount equal to or greater than a predetermined percentage at any time during the term of the Index LASERS (whether intra-day or at the close of trading on any day), or if the ending value is the same as the starting value, the maturity payment will equal $10 per Index LASERS.

PRELIMINARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Payments due on the Index LASERS are fully and unconditionally guaranteed by Citigroup, Citigroup Funding’s parent company; however, because the Index LASERS are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1 / AA- (Moody’s / S&P) based upon the Citigroup guarantee
Principal Protection:	None
Security:	Index LeAding StockmarkEt Return Securities (Index LASERSSM) based upon the S&P 500® Index
Pricing Date:	, 2006
Issue Date:	Approximately 3 business days after the Pricing Date
Valuation Date:	Approximately 4 years after the Pricing Date
Maturity Date:	Approximately 4 years after the Issue Date
Underlying Index:	S&P 500® Index
Issue Price:	$10.00 per Index LASERS
Coupon:	None
Starting Value:	The closing value of the Underlying Index on the Pricing Date
Ending Value:	The closing value of the Underlying Index on the Valuation Date
Index Return:	The Index Return will be computed as follows:
Ending Value - Starting Value Starting Value
Upside Participation Rate:	% (to be determined on the Pricing Date)
Payment at Maturity:	For each $10 Index LASERS:
(1) If the Ending Value is greater than the Starting Value, the maturity payment per Index LASERS will be equal to (a) $10 plus (b) the Index Return Amount, which will equal the product of (x) $10, (y) the Index Return and (z) the Upside Participation Rate
(2) If the Ending Value is less than the Starting Value and the value of the Underlying Index decreases by % (to be determined on the Pricing Date) or more at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day), the maturity payment per Index LASERS will be equal to (a) $10 plus (b) the Index Return Amount, which will equal the product of (x) $10 and (y) the Index Return (which will be negative), in which case you will receive less than $10 per Index LASERS
(3) If the Ending Value is less than the Starting Value and the value of the Underlying Index did not decrease by % (to be determined on the Pricing Date) or more at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day), or if the Ending Value is the same as the Starting Value, the maturity payment will be $10 per Index LASERS
Listing:	Application will be made to list the Index LASERS on the American Stock Exchange under the symbol “IEL.”
Underwriting Discount:	3.00%
Calculation Agent:	Citigroup Global Markets Inc.
Fees and Conflicts:	Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Index LASERS. Further, Citigroup Funding expects to hedge its obligations under the Index LASERS through the trading of the Underlying Stock or other instruments, such as options, swaps or futures, based upon the Underlying Index or the stocks comprising the Underlying Index by one of its affiliates. Each of Citigroup Funding’s hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Index LASERS may result in a conflict of interest.

BENEFITS OF THE INDEX LASERS

•	Enhanced Appreciation Based Upon the S&P 500 Index. The return on the Index LASERS is based upon the performance of the S&P 500 Index, which is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. If the Ending Value of the S&P 500 Index exceeds its Starting Value, your participation in the index’s appreciation will be increased by the Upside Participation Rate.

•	Protection Against Loss in Limited Circumstances. At maturity, you will receive your original investment in the Index LASERS even if the value of the Underlying Index has declined from the Starting Value, as long as the value does not decrease by the predetermined percentage or more at any time during the term of the Index LASERS (including intra-day). In this case, you will not suffer the same loss that a direct investment in the Underlying Index or in each of the stocks comprising the Underlying Index would produce.

KEY RISK FACTORS FOR THE INDEX LASERS

An investment in the Index LASERS involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Index LASERS” section of the preliminary prospectus supplement related to this offering for a full description of risks.

•	Potential for Loss. The maturity payment on the Index LASERS will depend on the change in the value of the Underlying Index during the term of the Index LASERS. If the Ending Value of the Underlying Index is less than its Starting Value and the value of the Underlying Index decreases by a predetermined percentage or more at any time after the date on which the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will be less than your original investment in the Index LASERS and could be zero. This will be true even if the value of the Underlying Index exceeded its Starting Value at one or more times over the term of the Index LASERS.

•	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

•	Potential for a Lower Comparative Yield. If the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

•	Secondary Market. Citigroup Funding will apply to list the Index LASERS on the American Stock Exchange, but the secondary market may not be liquid and may not continue for the term of the Index LASERS. Although Citigroup Global Markets Inc. intends to make a market in the Index LASERS, it is not obligated to do so.

•	Resale Value of the Index Lasers. Due to changes in the prices of and dividend yields on the stocks comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Index LASERS may trade at prices below their initial price of $10 per Index LASERS. You could receive substantially less than the amount of your initial investment if you sell your Index LASERS prior to maturity.

•	Citigroup Credit Risk. The Index LASERS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of the payments due on the Index LASERS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain federal income tax considerations for U.S. investors that hold the securities as capital assets. In purchasing the securities, each holder agrees with Citigroup Funding Inc. that Citigroup Funding Inc. and such holder intend to treat the securities for U.S. federal income tax purposes as cash-settled variable forward contracts on the value of the Underlying Index at maturity under which an amount equal to the purchase price of the securities is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contracts. Under this characterization, a holder’s tax basis in the securities generally should equal the holder’s cost for the securities and gain or loss realized upon a sale or maturity of the securities should be long-term capital gain or loss if the U.S. holder has held the Index LASERS for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Index LASERS should consult his or her tax advisor in determining the tax consequences of an investment in the Index LASERS.

In the case of a holder of the securities that is not a U.S. person, payments made with respect to the Index LASERS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the securities should not be subject to U.S. federal income tax if:

1.  Such gain is not effectively connected with a U.S. trade or business of such holder, and

2. in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Investors should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

THE S&P 500® INDEX

General. The S&P 500 Index is published by Standard and Poors’s, which we refer to as S&P, and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2005, the common stocks of 426 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange, or NYSE. As of November 30, 2005, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 73% of the market value of Standard and Poor’s internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500 Index was fully float adjusted. Thus, the float-adjusted methodology will exclude blocks of stocks that do not publicly trade, including blocks held by affiliates and governments.

The following graph illustrates the historical performance of the S&P 500 Index based on the closing values thereof on the last index business day of each December from 1947 through 2004. Past movements of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

The closing value of the S&P 500 Index on December 15, 2005 was 1270.94. Monthly historical closing values for the S&P 500 Index and additional information on the S&P 500 Index, including its makeup, method of calculation and changes in its components, are included in the preliminary prospectus supplement related to this offering under “Description of the S&P 500® Index.”

License Agreement. S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Index LASERS.

The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this offering summary:

The Index LASERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Index LASERS. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Index LASERS into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Index LASERS, prices at which the Index LASERS are initially to be sold, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

All disclosures contained in this offering summary regarding the S&P 500 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

HYPOTHETICAL MATURITY PAYMENT EXAMPLES

The table below shows hypothetical maturity payments on the Index LASERS for a range of Ending Values of the S&P 500 Index. The table assumes that the Starting Value of the S&P 500 Index is 1,272.74; that the Upside Participation Rate is 110.0%; and that, in the case of an Ending Value of the index that is lower than the Starting Value, whether holders will receive $10 at maturity or $10 minus the Index Return Amount depends on whether the value of the S&P 500 Index decreases by 22.5% or more from its Starting Value (to 986.37 or less) at any time (whether intra-day or at the close of trading on any day) during the term of the Index LASERS. The percentage change of the S&P 500 Index does not include any dividends paid on the stocks comprising the index.

The examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual Index Return Amount will depend on the actual Starting Value, the actual Upside Participation Rate, the actual threshold percentage decline in the value of the S&P 500 Index set on the Pricing Date, and the actual Ending Value determined by the Calculation Agent.

	Percentage Change of the Index from Starting Value to Ending Value	Index Value Did Not Decrease by 22.5% at Any Time		Index Value Decreased by 22.5% or More at Any Time
Ending Value of the Index		Return on the Index LASERS	Maturity Payment per Index LASERS	Return on the Index LASERS	Maturity Payment per Index LASERS
0.00	–100.00%	N/A	N/A	–100.00%	0.00
127.29	–90.00%	N/A	N/A	–90.00%	1.00
254.56	–80.00%	N/A	N/A	–80.00%	2.00
381.83	–70.00%	N/A	N/A	–70.00%	3.00
509.10	–60.00%	N/A	N/A	–60.00%	4.00
636.37	–50.00%	N/A	N/A	–50.00%	5.00
763.64	–40.00%	N/A	N/A	–40.00%	6.00
890.91	–30.00%	N/A	N/A	–30.00%	7.00
986.37	–22.50%	N/A	N/A	–22.50%	7.75
1,018.20	–20.00%	0.00%	10.00	–20.00%	8.00
1,145.47	–10.00%	0.00%	10.00	–10.00%	9.00
1,272.74	0.00%	0.00%	10.00	0.00%	10.00
1,400.01	10.00%	11.00%	11.10	11.00%	11.10
1,527.28	20.00%	22.00%	12.20	22.00%	12.20
1,654.55	30.00%	33.00%	13.30	33.00%	13.30
1,781.82	40.00%	44.00%	14.40	44.00%	14.40
1,909.09	50.00%	55.00%	15.50	55.00%	15.50
2,036.36	60.00%	66.00%	16.60	66.00%	16.60
2,163.63	70.00%	77.00%	17.70	77.00%	17.70
2,290.90	80.00%	88.00%	18.80	88.00%	18.80
2,418.17	90.00%	99.00%	19.90	99.00%	19.90
2,545.44	100.00%	110.00%	21.00	110.00%	21.00

ERISA AND IRA PURCHASE CONSIDERATIONS

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are not permitted to purchase the Index LASERS.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the Index LASERS as long as (1) no Citigroup Global Markets Inc. affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Index LASERS, (2) if the account is owned by a Citigroup Global Markets Inc. employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Index LASERS by his/her account, and (3) any SEP, Simple, or Keogh plans that purchase Index LASERS cover only the owners and not employees.

ADDITIONAL CONSIDERATIONS

If no closing value of the S&P 500 Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary prospectus supplement related to this offering. In addition, if the S&P 500 Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance. You should refer to the sections “Description of the Index LASERS—Index Return Amount” and “—Discontinuance of the S&P 500 Index” in the preliminary prospectus supplement for more information.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Index LASERS, either directly or indirectly.

“Standard & Poor’s®,” “Standard & Poor’s 500®,” “S&P®” and “S&P 500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The Index LASERS have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The Index LASERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the Index LASERS.

“Index LASERSsm” is a service mark owned by Citigroup Global Markets Inc.

© 2005 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.